SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 28, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 28, 2008

TAM Expands Easy Web Check-in for
International Destinations

Service extended to passengers traveling to Caracas, Santiago, Cochabamba, Cordoba,
Asuncion and Ciudad del Este

São Paulo, January 28, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) has expanded the Easy Web Check-in service offered on the company’s domestic flights to serve passengers on flights to Caracas, Venezuela; Santiago, Chile; Cochabamba, Bolivia; Cordoba, Argentina; and Asuncion and Ciudad del Este, Paraguay. The service for these destinations, which went into effect on January 25, affords greater convenience for passengers on TAM flights. The service will be extended to other international TAM flights in coming months.

With Easy Web Check-in, passengers can check in via the internet and print out a boarding pass at home or the office, as well as confirm space on the aircraft and select a seat of their choice, without the need for a password. The greater flexibility and convenience offered passengers will save time at check-in and prevent having to wait in line at traditional service counters.

Easy Web Check-in is simple: all a passenger has to do is go to the TAM website (www.tam.com.br), click on the option “do my own check-in” and type in the electronic ticket number (TAM e-ticket). They then confirm the flight's details, choose a seat and click “print.” If a passenger has a connecting flight, a separate sheet will be printed for each flight. The same will happen if there is a change of seats during the trip (as occurs with conventional check-in). Customers who for some reason are unable to print their boarding pass from the internet can do so at self-service stations available at airports or the airline’s service desks.

Passengers who need to check baggage should arrive at the counter at least one hour in advance. TAM advises passengers with only carry-on luggage to also check in ahead of time.

Easy Web Check-In was developed by TAM’s IT team, in partnership with EDS, using the JAVA programming language (J2EE), and provides an integrated solution for the company’s other systems, such as mobile check-in and self-service stations. The system has digital certification (SSL), and allows passengers the option of having check-in confirmation sent via e-mail or SMS.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader since July of 2003, and closed the month of December 2007 with a 48.6% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 70% in December. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.3 million members and has issued more than 5 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.